# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AST SpaceMobile, Inc., CIK 0001780312
CUSIP: 00217D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Date of event which requires filing of this statement: 10/29/2025
Amends the filing with accession number 0001493152-22-006680
Filed by CIK 0001680225
Persons authorized to receive notices and communications: Abel Avellan, Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706, (432) 276-3966

## Reporting persons
- Abel Avellan (CIK 0001680225): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 78,163,078; shared voting power 0; sole dispositive power 78,163,078; shared dispositive power 0; aggregate amount beneficially owned 78,163,078 (22% of the class)
  Comment: (1) The Aggregate Amount Beneficially Owned by Each Reporting Person in Row (11) with Sole Voting Power in Row (7) and Sole Dispositive Power in Row (9) comprised of (i) 78,163,078 shares of Class A Common Stock of AST SpaceMobile, Inc. (the "Issuer") that may be issued upon redemption by the Reporting Person of 78,163,078 common units (the "AST Common Units") of AST & Science LLC ("AST"). In addition, the Reporting Person beneficially owns 78,163,078 shares of Class C Common Stock of the Issuer (the "Class C Common Stock"). Each share of Class A Common Stock carries one vote per share and each share of Class C Common Stock carries ten votes per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances and at the election of the Issuer, a cash payment based on the value of Class A Common Stock. At the time of any redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class C Common Stock to the Issuer. The Reporting Person did not redeem or exchange AST Common Units as of October 29, 2025.
  
  As discussed in Item 2 of the Original Filing, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially held by the other Stockholders Parties.
  
  (2) The Percent of Class Represented by Amount in Row (13) are based upon 355,703,678 shares of Class A Common Stock outstanding comprised of (i) 277,540,600 shares of Class A Common Stock outstanding as of October 29, 2025, and (ii) 78,163,078 shares of Class A Common Stock issuable upon the redemption or exchange of the AST Common Units owned by the Reporting Person. This percentage does not represent the Reporting Person's current voting interest in the Issuer, as the Reporting Person has a 73.0% voting interest in the Issuer by virtue of his ownership of all of the shares of Class C Common Stock of the Issuer.
  
  AMENDMENT NO. 15 TO SCHEDULE 13D
  
  This Amendment No. 15 to Schedule 13D (this "Amendment No. 15") amends and supplements the initial Schedule 13D filed by Mr. Abel Avellan with the Securities and Exchange Commission (the "SEC") on March 11, 2022 (the "Original Filing"), as amended by Amendment No. 14 to Schedule 13D filed by Mr. Avellan with the SEC on July 15, 2025 ("Amendment No. 14"), as amended by Amendment No. 13 to Schedule 13D filed by Mr. Avellan with the SEC on June 20, 2025 ("Amendment No. 13"), Amendment No. 12 to Schedule 13D filed by Mr. Avellan with the SEC on January 27, 2025 ("Amendment No. 12"), as amended by Amendment No. 11 to Schedule 13D filed by Mr. Avellan with the SEC on November 20, 2024 ("Amendment No. 11"), as amended by Amendment No. 10 to Schedule 13D filed by Mr. Avellan with the SEC on October 15, 2024 ("Amendment No. 10"), as amended by Amendment No. 9 to Schedule 13D filed by Mr. Avellan with the SEC on September 26, 2024 ("Amendment No. 9"), as amended by Amendment No. 8 to Schedule 13D filed by Mr. Avellan with the SEC on August 26, 2024 ("Amendment No. 8"), Amendment No. 7 to Schedule 13D filed by Mr. Avellan with the SEC on July 11, 2024 ("Amendment No. 7"), Amendment No. 6 to Schedule 13D filed by Mr. Avellan with the SEC on June 14, 2024 ("Amendment No. 6"), Amendment No. 5 to Schedule 13D filed by Mr. Avellan with the SEC on March 6, 2024 ("Amendment No. 5"), Amendment No. 4 to Schedule 13D filed by Mr. Avellan with the SEC on January 25, 2024 ("Amendment No. 4"), Amendment No. 3 to Schedule 13D filed by Mr. Avellan with the SEC on July 6, 2023 ("Amendment No. 3"), Amendment No. 2 to Schedule 13D filed by Mr. Avellan with the SEC on May 2, 2023 ("Amendment No. 2") and Amendment No. 1 to Schedule 13D filed by Mr. Avellan with the SEC on December 13, 2022 ("Amendment No. 1").
  
  This Amendment No. 15 amends and supplements the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 as specifically set forth herein and is being filed solely due to an increase in the Issuer's total number of outstanding shares of Class A Common Stock and not as a result of any transactions by the Reporting Person.
  
  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in the Original Filing. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AST SpaceMobile, Inc.
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated to read as follows:

As a result of the increase in outstanding shares of Class A Common Stock from

(i) a registered direct offering of 2,048,849 shares of the Company's Class A common stock to repurchase $50.0 million principal amount of its outstanding 4.25% convertible senior notes due 2032, which transaction was completed on October 29, 2025, and
(ii) the issuance and sale of shares of Class A Common Stock under the at-the market ("ATM") facility pursuant to the Equity Distribution Agreement as described in the Issuer's prospectus supplements dated October 7, 2025, the percentage of outstanding shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent (1%) of the Issuer's shares of Class A Common Stock outstanding since the filing of Amendment No. 14. Mr. Avellan did not sell any Class A Common Stock or any other securities of the Company.

As of the date hereof, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Avellan are as follows:

Amount beneficially owned: 78,163,078

Percent of class: 22.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 78,163,078

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 78,163,078

Shared power to dispose or direct the disposition of: 0

The reporting Person may be deemed to beneficially own 78,163,078 shares of Class A Common Stock issuable upon conversion of 78,163,078 AST Common Units held of record by the Reporting Person.

As discussed in Item 2 of the Original Filing, the other Stockholder Parties are not included as reporting persons in the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and this Amendment No. 15, and the Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Abel Avellan: /s/ Abel Avellan, AST SpaceMobile, Inc. Chairman and Chief Executive Officer (10/30/2025)